United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2016

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on June 30, 2016 (aggregate).

Company: Vale S.A.

Board Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	15,780	—	—
Shares	ON	9,700	—	—
Quotes	Investment Funds	0

Company: Vale S.A.

Executive Directors

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	1,981,751	0,08	0,03
Shares	ON	9,300	—	—
Debêntures	8ª emissão (1st, 2nd, 3rd, 4rd series)	3,473	—	—

Company: Vale S.A.

Audit Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	341	—	—
Shares	ON	—	—	—

Company: Vale S.A.

Technical Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	—	—	—
Shares	PN	3,000	—	—

Company: Vale S.A.

Principal Shareholder (Valepar S.A.)

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	1,716,435,045	52.70	31.99
Shares	PN	20,340,000	0.96	0.38

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: July 08, 2016		Director of Investor Relations